UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Asta Funding, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

046220109
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 046220109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Asta Funding, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (“Mangrove Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	The Mangrove Partners Fund, L.P., a Delaware limited partnership (“Mangrove Fund”), as a controlling shareholder of Mangrove Master Fund;

(iii)	Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (“Mangrove Fund Cayman”), as a significant shareholder of Mangrove Master Fund;

(iv)	Mangrove Partners, a Cayman Islands exempted company, as the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman;

(v)	Mangrove Capital, a Cayman Islands exempted company, as the general partner of Mangrove Fund; and

(vi)	Nathaniel August, as the director of each of Mangrove Partners and Mangrove Capital.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each Reporting Person is a party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of Mangrove Master Fund and Mangrove Fund Cayman.  Mr. August is the sole director of Mangrove Partners and Mangrove Capital.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of Mangrove Fund, Mangrove Partners, Mangrove Capital and Mr. August is 645 Madison Avenue, 14th Floor, New York, New York 10022.  The address of the principal office of each of Mangrove Master Fund and Mangrove Fund Cayman is c/o Maples Corporate Services, Ltd., P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

CUSIP NO. 046220109

(c)           The principal business of Mangrove Master Fund is acquiring, holding and disposing of investment securities.  The principal business of Mangrove Fund is investing in Mangrove Master Fund.  The principal business of Mangrove Fund Cayman is investing in Mangrove Master Fund.  The principal business of Mangrove Partners is serving as the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman.  The principal business of Mangrove Capital is serving as the general partner of Mangrove Fund.  The principal occupation of Mr. August is serving as a director of each of Mangrove Partners and Mangrove Capital.

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. August is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The 2,102,427 Shares directly owned by Mangrove Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B annexed hereto (“Schedule B”).  The aggregate purchase price of the 2,102,427 Shares directly owned by Mangrove Master Fund is approximately $17,468,137, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

In anticipation of the Issuer’s 2016 annual meeting of stockholders scheduled to be held on March 9, 2016 (the “Annual Meeting”), representatives of Mangrove Partners requested the Issuer to allow them to speak with the independent directors of the Issuer in order to, among other things, allow Mangrove Partners to evaluate the independent directors and come to a determination as to how to vote at the Annual Meeting.  The Issuer refused to allow Mangrove Partners’ representatives to speak with the independent directors.  The Reporting Persons hope the Issuer will change its position.  The Reporting Persons have decided to convert their Schedule 13G to a Schedule 13D filing with respect to their beneficial ownership of securities of the Issuer in order to continue to communicate with the Issuer regarding the Shares being undervalued and the Issuer’s poor operating performance.

CUSIP NO. 046220109

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management and the Board concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,097,077 Shares outstanding, as of February 5, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 9, 2016.

A.	Mangrove Master Fund

(a)	As of the close of business on the date hereof, Mangrove Master Fund directly owned 2,102,427 Shares.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,102,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,102,427

(c)	The transactions in the Shares by Mangrove Master Fund during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

B.	Mangrove Fund

(a)
As of the close of business on the date hereof, Mangrove Fund, as a controlling shareholder of Mangrove Master Fund, may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,102,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,102,427

CUSIP NO. 046220109

(c)	Mangrove Fund has not entered into any transactions in the Shares during the past sixty (60) days.

C.	Mangrove Fund Cayman

(a)
As of the close of business on the date hereof, Mangrove Fund Cayman, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,102,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,102,427

(c)	Mangrove Fund Cayman has not entered into any transactions in the Shares during the past sixty (60) days.

D.	Mangrove Partners

(a)
As of the close of business on the date hereof, Mangrove Partners, as the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman, may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,102,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,102,427

(c)	Mangrove Partners has not entered into any transactions in the Shares during the past sixty (60) days.

E.	Mangrove Capital

(a)
As of the close of business on the date hereof, Mangrove Capital, as the general partner of Mangrove Fund, may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,102,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,102,427

(c)	Mangrove Capital has not entered into any transactions in the Shares during the past sixty (60) days.

CUSIP NO. 046220109

F.	Nathaniel August

(a)
As of the close of business on the date hereof, Mr. August did not directly own any Shares. As a director of each of Mangrove Partners and Mangrove Capital, Mr. August may be deemed to beneficially own the 2,102,427 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 17.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,102,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,102,427

(c)	Mr. August has not entered into any transactions in the Shares during the past sixty (60) days.

As of the close of business on the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 2,102,427 Shares, constituting approximately 17.4% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 2, 2016, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated March 2, 2016, by and among the Reporting Persons.

CUSIP NO. 046220109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

	By:	MANGROVE PARTNERS
as Investment Manager

	By:	/s/ Nathaniel August
		Name:	Nathaniel August
		Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

CUSIP NO. 046220109

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

CUSIP NO. 046220109

SCHEDULE A

Directors of The Mangrove Partners Master Fund, Ltd. and Mangrove Partners Fund (Cayman), Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August, Director	Director of Mangrove Partners and Mangrove Capital	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

David Bree, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands

Kevin Phillip, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Trinidad and Tobago

CUSIP NO. 046220109

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

THE MANGROVE PARTNERS MASTER FUND, LTD

7,700	7.9518	12/31/2015
5,443	7.9877	12/31/2015
17,933	7.7255	01/07/2016
2,800	7.7336	01/08/2016
4,400	7.9733	01/12/2016
1,800	7.9983	01/13/2016
12,100	7.3092	02/02/2016
500	7.3260	02/03/2016
255,573	7.2500	02/04/2016
1,100	7.1923	02/08/2016
3,700	7.1876	02/09/2016
1,857	7.2061	02/09/2016
4,600	7.4627	02/11/2016
2,052	7.4475	02/11/2016
1,800	7.4056	02/12/2016
1,100	7.6009	02/16/2016
100	7.6780	02/16/2016
324,600	7.0000	02/25/2016
1,800	7.1450	02/29/2016